

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 26, 2006

VIA U.S. MAIL AND FAX (512) 878-4010
Mr. Matthew Wilfley
Chief Financial Officer
Grande Communication Holdings Inc.
401 Carlson Circle
San Marcos, TX   78666

> **Re: Grande Communication Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Filed May 12, 2006**
> **File No. 333-115602**

Dear Mr. Wilfley:

We have reviewed your supplemental response letter dated August 4, 2006 as well as your filing and have the following comments. As noted in our comment letter dated July 14, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2005

2. Summary of Significant Accounting Policies
    Goodwill and Intangible Assets, page F-9

1. Please tell us if the Enterprise and Network Services headed by Mr. Jared Benson is the same as your wholesale reporting unit. If not, tell us if it is aggregated with the wholesale or reporting unit, and your basis for aggregation. Refer to EITF D-101.

Form 10-Q for the Quarterly Period Ended March 31, 2006

5. Subsequent Events, page 6

2. Tell us your basis and underlying assumptions for concluding that the repriced stock options have no value. Refer to paragraph 51 of SFAS 123R.

*   *   *   *

Please respond to these comments within 10 business days through correspondence over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director